Bangkok Bank
ธนาคารกรุงเทพ

02028670

SEC MAIL PROCESSING SECTION
RECEIVED
APR 25 2002
WASH. D.C. 152

April 19, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2002 first quarter unreviewed financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or Bangkok Bank's website at **http://www.bbl.co.th** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlw 4/29

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bbl.co.th
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bbl.co.th

ธนาคารกรุงเทพ
Bangkok Bank

Summary Statement of Liabilities and Assets

C.B. 1.1

As of 31 March, 2002

ASSETS	Baht
Cash	14,006,873,983.47
Interbank and money market items	199,963,369,665.75
Securities purchased under resale agreements	44,273,000,000.00
Investment in securities, net (with obligations Baht 76,790,500,000.00)	276,080,259,244.70
Credit advances (net of allowance for doubtful accounts)	642,058,628,186.26
Accrued interest receivables	1,958,567,025.42
Properties foreclosed, net	30,044,487,244.65
Customers' liabilities under acceptances	1,541,801,182.97
Premises and equipment, net	29,906,359,743.06
Other assets	14,505,847,723.15
Total Assets	1,254,339,193,999.43
Customers' liabilities under unmatured bills	8,656,154,855.17
Total	1,262,995,348,854.60
LIABILITIES	
Deposits	1,081,156,475,845.09
Interbank and money market items	27,477,675,176.48
Liabilities payable on demand	4,410,956,449.19
Securities sold under repurchase agreements	-
Borrowings	78,272,082,998.89
Bank's liabilities under acceptance	1,541,801,182.97
Other liabilities	18,363,131,586.71
Total Liabilities	1,211,222,123,239.33
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	5,849,997,480.78
Other reserves and profit and loss account	22,598,666,339.32
Total Shareholders' Equity	43,117,070,760.10
Total Liabilities and Shareholders' Equity	1,254,339,193,999.43
Bank's liabilities under unmatured bills	8,656,154,855.17
Total	1,262,995,348,854.60

Non-Performing Loans (15.28% of total loans before allowance for doubtful accounts)	108,486,466,000.00
Loans to related parties	72,545,095,373.47
Loans to related asset management companies	-
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	88,282,053,338.46
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	12,300,873,883.15
Total liabilities	2,619,218.26
Significant contingent liabilities	
Avals to bills and guarantees of loans	25,217,823,744.75
Letters of credit	22,532,057,367.26

Bangkok Bank Public Company Limited

Income Statements

For the Quarter Ended March 31,

(Unreviewed)

Unit : Thousand Baht

	2002	2001
Interest and dividend income	13,217,689	16,043,477
Interest expenses	7,888,480	10,029,863
Bad debt and doubtful accounts	1,028,414	1,761,463
Non-interest income	3,384,144	3,098,265
Non-interest expenses	6,132,022	5,519,793
Income before income tax	1,552,917	1,830,623
Income tax expenses	-	-
Net income	1,552,917	1,830,623
Earnings per share (Baht)	1.06	1.25

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President

NOTE

1. Non-performing loans

As at March 31, 2002, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 108,486.5 million or 15.3% of the Bank's total outstanding loans.

2. Classified loans and accrued interest receivables

As at March 31, 2002, classified loans and accrued interest receivables in accordance with the notification of the Bank of Thailand dated February 18, 2002 are as follows :

Million Baht

	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivables Net of collateral Permitted by BOT*	% Required per BOT	Provision Required by the BOT *
Normal	522,981.7	228,461.9	1	2,284.6
Special mentioned	30,158.0	9,054.4	2	181.1
Substandard	23,032.5	9,343.2	20	1,868.6
Doubtful	16,691.3	5,749.8	50	2,874.9
Doubtful of loss	118,366.2	15,105.4	100	15,105.4
Total	711,229.7	267,714.7		22,314.6

* Exclude interbank & money market amounting to Baht 33.8 million

As at March 31, 2002, the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines and the recorded allowance for doubtful accounts on the Bank's financial statements, which exceeds the required allowance for doubtful accounts pursuant to the Bank of Thailand's guidelines are as follows :

Million Baht

	Provision Required By the BOT *	Provision Recorded on the Financial Statements*	Percent of the Provision Required by the BOT
Allowance for doubtful accounts from loan classification	22,314.6	57,520.0	257.8
Allowance for valuation adjustment for debt restructuring	9,402.7	9,402.7	100.0
Total	31,717.3	66,922.7	

* Exclude allowance for doubtful accounts of interbank and money market, amounting to Baht 33.8 million.

3. Basis for loan presentation

As at March 31, 2002 the Bank presented loans net of loans classified as doubtful of loss which were in excess of collateral and fully provisioned for as at December 31, 2001 according to the notification of the BOT amounting to Baht 92,374.5 million.

4. Troubled debt restructuring

For the quarter ended March 31, 2002, the Bank restructured loans amounting to Baht 7,436.8 million.

Bangkok Bank
ธนาคารกรุงเทพ

Press Release

19 April 2002

Steady Financial Performance for Bangkok Bank

Bangkok Bank has announced a net profit of Baht 1.6 billion for the first quarter of 2002, which is equivalent to earnings per share of Baht 1.06.

This is an improvement of 17.7 percent compared with the fourth quarter profit in 2001, which was Baht 1.3 billion. It is slightly below the first quarter result in 2001 of Baht 1.8 billion.

Net interest income declined by 4.1 percent from the previous quarter, to Baht 5.3 billion in the first quarter of 2002. For the same period, non-interest income fell by 11.3 percent from Baht 3.8 billion to Baht 3.4 billion. This is primarily due to the reduction in equity in undistributed net income of subsidiaries and associated companies while fees and foreign exchange income are relatively stable.

Non interest expenses fell by 13 percent from Baht 7.1 billion in the fourth quarter of 2001 to Baht 6.1 billion in the first quarter 2002, mainly due to the absence of early retirement expenses.

Non-performing loans increased marginally to Baht 108.5 billion at the end of March while classified loans totalled Baht 158.1 billion. In accordance with the Bank's policy, it set aside provisioning against loan losses of Baht 1.0 billion, in line with the previous quarter.

Loan-loss reserves for classified loans now stand at Baht 57.5 billion or 257.8 percent of the level required by the Bank of Thailand.

Total loans amounted to Baht 709.0 billion, compared with Baht 718.1 billion in the fourth quarter of 2001 due to the subdued loan demand. The Bank restructured loans to the value of Baht 7.4 billion during the three month period.

Deposits amounted to Baht 1,081.2 billion, increasing slightly from the fourth quarter of 2001.

Total assets in this quarter stood at Baht 1,254.3 billion. The total capital adequacy ratio, after accounting for the first quarter profit, is approximately 12.1 per cent, while tier 1 capital is approximately 7.2 per cent.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692 www.bbl.co.th
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692
www.bbl.co.th